UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)1

‘mktg, inc.’

(Name of Issuer)

Common Stock, $.001 par value each

(Title of Class of Securities)

60688K 108

(CUSIP Number)

Charles W. Horsey

c/o ‘mktg, inc.’

75 Ninth Avenue, 3rd Floor

New York, New York 10011

(212) 403-4040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

———————

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60688K 108	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Charles W. Horsey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 60688K 108	13D	Page 3 of 4 Pages

This Amendment No. 3 to Schedule 13D (as amended hereby, the “Schedule 13D”) is being filed by Charles W. Horsey (the “Reporting Person”) to amend the Schedule 13D originally filed by the Reporting Person on January 23, 2009 with respect to the shares of common stock, par value $.001 per share (“Common Stock”) of ‘mktg, inc.’ (the “Issuer”), in connection with the consummation of the Issuer’s merger on August 27, 2014 (the “Merger”) pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated May 27, 2014, among the Issuer, Aegis Lifestyle, Inc. and Morgan Acquisition, Inc.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

(a) – (b) As of the date of this filing, as a result of the completion of the Merger, the Reporting Person no longer beneficially owns any shares of Common Stock.

(c)          Pursuant to the Voting Agreement (i) on July 13, 2014, the Reporting Person converted 23,558 shares of Preferred Stock into 50,123 shares of common stock, and (ii) on August 26, 2014, the Reporting Person converted 76,442 shares of Preferred Stock into 162,643 shares of Common Stock.

As a result of the closing of the Merger, on August 27, 2014, (i) all shares of Common Stock held by the Reporting Person were converted into the right to receive $2.80 per share in cash, without interest (the “Merger Consideration”), (ii) all warrants to purchase Common Stock held by the Reporting Person were canceled in exchange for the right to receive an amount in cash equal to the excess of the Merger Consideration over the per-share exercise price with respect to such warrants, and (iii) all options to purchase Common Stock held by the Reporting Person were canceled in exchange for the right to receive an amount in cash equal to the excess of the Merger Consideration over the per-share exercise price with respect to such options, except that certain option to purchase 400,000 shares of Common Stock at an exercise price of $2.00 per share issued to the Reporting Person, which vests only upon a “Liquidity Event,” was exchanged for the right to receive an amount in cash equal to the excess of the Merger Consideration over the per-share exercise price only with respect to 200,000 shares subject to such stock option and the remaining shares subject to such option shall be canceled without payment.

(d)           Not applicable.

(e)           The Reporting Person ceased to beneficially own more than 5% of the shares of Common Stock on August 27, 2014.

CUSIP No. 60688K 108	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2014

/s/ Charles W. Horsey
Charles W. Horsey